Exhibit 99.5

NEWS RELEASE

November 15, 2021

Perpetua Resources Announces Appointment of PricewaterhouseCoopers as Auditors

BOISE, ID – Perpetua Resources Corp. (Nasdaq: PPTA / TSX: PPTA) (“Perpetua Resources” or the “Company”) today announced that, following a thorough and competitive review process, it has changed its auditor from Deloitte LLP (the “Former Auditor”) to PricewaterhouseCoopers LLP (the “Successor Auditor”). The Successor Auditor will conduct a US GAAP audit of the Company’s annual financial statements for the 2021 financial year in connection with Perpetua transitioning to a U.S. Domestic Issuer. Copies of the Notice of Change of Auditor and letters from the Former Auditor and Successor Auditor have been filed on SEDAR.

"We are pleased to announce PricewaterhouseCoopers LLP as a reputable partner as we transition to a U.S. Domestic Issuer and continue advancing our strategy to focus the Company’s business in the U.S. We would like to thank the Canadian Deloitte team for their expertise and guidance over the last ten years," said Laurel Sayer, President and CEO of Perpetua Resources.

The Company confirms there have been no modified opinions in the Former Auditor's reports for the two most recently completed financial years or for any period subsequent to the most recently completed period for which an audit report was issued and preceding November 15, 2021; the Company's Board of Directors and Audit Committee each approved the resignation of the Former Auditor and the appointment of the Successor Auditor in place of the Former Auditor; there were no reportable events (as defined in National Instrument 51-102, Continuous Disclosure Obligations) in connection with each of the Former Auditor's audits of the Company; and the Notice of Change of Auditor was approved by the Company's Board of Directors.

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

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